SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Leste Celular Participações S.A.

Interim Financial Statements for the
Nine-month Period Ended September 30, 2004 and Independent Auditors' Review Report

 Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT AUDITORS' REVIEW REPORT

To the Shareholders and Management of

Tele Leste Celular Participações S.A.

Salvador - BA

1.         We have conducted a special review of the interim financial statements of Tele Leste Celular Participações S.A. and subsidiaries for the nine-month period ended September 30, 2004, prepared under the responsibility of the Company's management, in conformity with accounting practices adopted in Brazil, which includes the balance sheets, individual and consolidated, the related statements of loss and the performance reports.

2.         We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Company and its subsidiaries.

3.         Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.         We had previously reviewed the Company's individual and consolidated balance sheets as of June 30, 2004 and the individual and consolidated statements of loss for the nine-month period ended September 30, 2003, presented for comparative purposes, and our review reports thereon, dated July 21, 2004 and October 17, 2003, respectively, were unqualified.

5.         The accompanying interim financial statements are an adaptation and a translation of the interim financial statements originally issued in Portuguese and have been prepared into English for the convenience of readers outside Brazil.

São Paulo, October 26, 2004

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2004

(In thousands of Brazilian reais - R$)

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04
ASSETS	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

CURRENT ASSETS
Cash and cash equivalents	89	118	26,822	18,193
Trade accounts receivable, net	-	-	104,253	109,162
Inventories	-	-	27,378	25,079
Deferred and recoverable taxes	480	491	34,330	30,332
Derivatives	-	-	173	598
Prepaid expenses	6	-	10,372	14,846
Other current assets	37	98	5,474	7,190
Total current assets	612	707	208,802	205,400

NONCURRENT ASSETS
Deferred and recoverable taxes	11,564	11,320	205,041	202,637
Derivatives	-	-	10,485	17,179
Prepaid expenses	-	-	1,489	2,045
Other noncurrent assets	-	-	12,733	11,392
Total noncurrent assets	11,564	11,320	229,748	233,253

PERMANENT ASSETS
Investments	374,532	378,020	-	-
Property, plant and equipment, net	-	-	373,072	350,674
Deferred assets, net	-	-	625	625
Total permanent assets	374,532	378,020	373,697	351,299

TOTAL ASSETS	386,708	390,047	812,247	789,952

The accompanying notes are an integral part of these interim financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2004

(In thousands of Brazilian reais - R$)

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04
LIABILITIES AND SHAREHOLDERS' EQUITY	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

CURRENT LIABILITIES
Payroll and related accruals	102	80	5,641	4,805
Trade accounts payable	410	321	118,619	105,423
Taxes payable	178	191	20,714	14,065
Loans and financing	3,164	-	74,750	78,090
Dividends and interest on shareholders' equity	480	483	480	483
Reserve for contingencies	-	-	2,750	2,794
Derivatives	-	-	10,129	10,784
Other liabilities	5	2,951	7,941	7,838
Total current liabilities	4,339	4,026	241,024	224,282

LONG-TERM LIABILITIES
Loans and financing	-	-	172,002	170,929
Reserve for contingencies	-	-	6,280	4,406
Derivatives	-	-	10,234	4,004
Other liabilities	-	-	338	310
Total long-term liabilities	-	-	188,854	179,649

SHAREHOLDERS' EQUITY
Capital stock	306,375	306,375	306,375	306,375
Capital reserve	123,365	123,365	123,365	123,365
Shares in treasury	(35)	(35)	(35)	(35)
Accumulated deficit	(47,373)	(43,721)	(47,373)	(43,721)
Total shareholders' equity	382,332	385,984	382,332	385,984

FUNDS FOR CAPITALIZATION	37	37	37	37

SHAREHOLDERS' EQUITY AND FUNDS FOR CAPITALIZATION	382,369	386,021	382,369	386,021

TOTAL LIABILITIES, SHAREHOLDERS' EQUITY AND FUNDS FOR CAPITALIZATION	386,708	390,047	812,247	789,952

The accompanying notes are an integral part of these interim financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF LOSS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

(In thousands of Brazilian reais - R$, except per share amounts)

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GROSS OPERATING REVENUE
Telecommunication services	-	-	400,849	388,982
Products sales	-	-	103,278	63,466
Deductions	-	-	(152,536)	(128,603)

NET OPERATING REVENUE	-	-	351,591	323,845
Cost of services provided	-	-	(122,669)	(149,135)
Cost of goods sold	-	-	(82,623)	(36,687)

GROSS PROFIT	-	-	146,299	138,023

OPERATING INCOME (EXPENSES)
Selling expenses	-	-	(102,927)	(110,485)
General and administrative expenses	(1,704)	(2,246)	(43,498)	(34,178)
Other net operating expenses	(1)	(1)	(7,396)	(7,466)
Other net operating income	-	-	4,945	4,019
Equity in earnings	(18,308)	(36,284)	-	-

LOSS FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES), NET	(20,013)	(38,531)	(2,577)	(10,087)
Financial expenses	(460)	(13)	(42,258)	(100,171)
Financial income	1,556	2,557	27,721	74,486

LOSS FROM OPERATIONS	(18,917)	(35,987)	(17,114)	(35,772)
Nonoperating expenses, net	-	-	(466)	(879)

LOSS BEFORE TAXES	(18,917)	(35,987)	(17,580)	(36,651)
Income and social contribution taxes	-	(108)	(4,755)	556

NET LOSS	(18,917)	(36,095)	(22,335)	(36,095)

Shares outstanding at September 30 (thousands)	480,669,473	479,445,039

Loss per thousand shares outstanding at the balance sheet date (Brazilian reais)	(0.04)	(0.08)

The accompanying notes are an integral part of these interim financial statements.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1.        OPERATIONS

Tele Leste Celular Participações S.A. ("Tele Leste" or "Company") is a publicly-traded company which, as of September 30, 2004, is owned by Iberoleste Participações S.A. (22.08% of total capital), Brasilcel N.V. (3.38% of total capital) and Tagilo Participações Ltda. (2.42% of total capital). Iberoleste Participações S.A. and Tagilo Participações Ltda. are wholly-owned subsidiaries of Brasilcel N.V.

Brasilcel N.V. is jointly owned by Telefónica Móviles, S.A. (50.00% of total capital), by PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital), and by Portugal Telecom, SGPS, S.A. (0.001% of total capital).

Tele Leste owns 100% of Telebahia Celular S.A. ("Telebahia") and Telergipe Celular S.A. ("Telergipe"), which provide, through authorizations, mobile telephone services in the states of Bahia and Sergipe, respectively, including related services.

Authorizations granted to Telebahia and Telergipe are in effect until June 29, 2008 and December 15, 2008, respectively, renewable once, for a period of 15 years, on a chargeable basis, through payment of charges equivalent to 1% of the operator's annual income.

On July 6, 2003, the wireless operators implemented the Carrier Selection Code ("CSP") on national ("VC2" and "VC3") and international long-distance calls, in accordance with the Personal Mobile Service ("SMP") rules. The operators no longer receive "VC2" and "VC3" revenues; instead, they receive interconnection fees for the use of their networks on these calls.

Telecommunication services provided by the subsidiaries, including related services, are regulated by the Federal regulatory authority, the National Telecommunication Agency ("ANATEL"), as authorized by Law No. 9,472, of July 16, 1997, and the respective regulations, decrees, decisions and plans.

2.        PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The interim financial statements include balances and transactions of the Company and its subsidiaries. In consolidation all intercompany balances and transactions have been eliminated.

The financial statements as of June 30, 2004 and September 30, 2003 have been reclassified for comparability purposes.

3.        PRINCIPAL ACCOUNTING PRACTICES

The interim financial statements ("ITRs") are presented in thousands of Brazilian reais (R$) and have been prepared in accordance with accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission ("CVM"), which do not provide for the recognition of inflation effects beginning January 1, 1996.

The accompanying interim financial statements ("ITRs") have been prepared in accordance with principles, practices and criteria consistent with those used to prepare the financial statements presented at last year-end and should be analyzed together with those financial statements.

4.        CASH AND CASH EQUIVALENTS

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Cash and banks	89	118	6,797	3,956
Temporary cash investments	-	-	20,025	14,237
Total	89	118	26,822	18,193

Temporary cash investments refer principally to fixed-income investments which are indexed to interbank deposit (CDI) rates.

5.        TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	09/30/04	06/30/04

Unbilled amounts from services rendered	16,226	14,632
Billed amounts	51,405	50,682
Interconnection	29,866	33,127
Goods sold	19,495	24,635
Allowance for doubtful accounts	(12,739)	(13,914)
Total	104,253	109,162

Changes in allowance for doubtful accounts were as follows:

	Consolidated
	2004	2003

Beginning balance	14,434	14,644
Additions in the first quarter	3,196	3,117
Write-offs in the first quarter	(2,213)	(3,526)
Balance as of March 31	15,417	14,235

Additions in the second quarter	2,683	2,621
Write-offs in the second quarter	(4,186)	(2,305)
Balance as of June 30	13,914	14,551

Additions in the third quarter	3,132	3,704
Write-offs in the third quarter	(4,307)	(3,240)
Balance as of September 30	12,739	15,015

6.     INVENTORIES

	Consolidated
	09/30/04	06/30/04

Digital handsets	30,136	27,387
Other	68	375
(-) Reserve for obsolescence	(2,826)	(2,683)
Total	27,378	25,079

7.        DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Prepaid income and social contribution taxes	11,420	11,176	17,859	14,699
Recoverable ICMS (state VAT)	-	-	23,651	21,571
Withholding income tax	-	-	5,932	7,586
Total	11,420	11,176	47,442	43,856

Deferred income and social contribution taxes	264	264	183,814	184,215
ICMS on deferred sales	-	-	1,471	596
Other	360	371	6,644	4,302
Total	12,044	11,811	239,371	232,969

Current	480	491	34,330	30,332
Long term	11,564	11,320	205,041	202,637

The main components of deferred income and social contribution taxes are as follows:

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Merged tax credit (corporate restructuring)	-	-	62,892	65,627
Tax credits on:
Provision for obsolescence	-	-	519	512
Provision for contingencies	-	-	3,070	1,975
Allowance for doubtful accounts	-	-	4,331	4,892
Pension fund	-	-	97	95

Tax loss carryforward and social contribution negative basis	264	264	101,968	102,600
Income tax on PIS/COFINS and CIDE	-	-	1,307	1,306
Other	-	-	9,630	7,208
Total deferred taxes	264	264	183,814	184,215

Current	-	-	1,005	999
Long term	264	264	182,809	183,216

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)          Tax loss carryforward and negative basis are offset to a limit of 30% per year of taxable income for each period. The subsidiaries, based on projections of future results, estimates that its tax loss carryforwards will be fully compensated in ten years.

b)         Merged tax credit: consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders' equity (see Note 27) and is realized proportionally to the amortization of the goodwill in its subsidiaries. Outside consultants' studies used in the corporate restructuring process support the tax credit recovery in a period of ten years for Telergipe and five years for Telebahia. New studies were carried out considering economic and operating results and recoverability tendencies, which resulted in a goodwill amortization period change for Telebahia, to ten years as of January 1, 2002.

c)          Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

Technical feasibility studies, approved by the Board of Directors, indicate full recovery of the deferred taxes recognized as determined by CVM Resolution No. 371/02.

The above-mentioned studies correspond to management's best estimates on Company and market future developments.

Management has been monitoring the development of these credits, and, for that extent, decided not to record tax credits on tax losses and negative basis at subsidiary Telebahia and at Tele Leste in the total amounts of R$17,276 and R$518, respectively (R$17,499 and R$402 at June 30, 2004) up to this date.

Credits already recorded are estimated to be recovered as follows:

	09/30/04
	Company	Consolidated

2004	-	122
2005	264	21,323
2006	-	18,676
2007	-	23,590
2008	-	120,103
Total	264	183,814

8.        PREPAID EXPENSES

	Consolidated
	09/30/04	06/30/04

FISTEL taxes	8,612	13,335
Advertising material to be distributed	1,529	1,915
Financial charges	288	473
Insurance premiums	120	181
Rentals	23	23
Other	1,289	964
Total	11,861	16,891

Current	10,372	14,846
Long term	1,489	2,045

9.        OTHER ASSETS

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Advances to employees	-	-	811	1,077
Credits with suppliers	-	-	1,160	2,280
Escrow deposits	-	-	12,607	11,267
Sales subsidies	-	-	2,261	2,175
Related-party credits	37	98	1,075	1,474
Other assets	-	-	293	309
Total	37	98	18,207	18,582

Current	37	98	5,474	7,190
Long term	-	-	12,733	11,392

The escrow deposit balance refers to COFINS deposit in the amount of R$2,403 at September 30 and June 30, 2004 (see Note 13), to the ICMS (state VAT) on supplementary services tax assessment notice deposit in the amount of R$6,946 and other labor lawsuit deposits.

10.    INVESTMENTS

a)      Investment in subsidiaries

			Shareholders'
		Total common	equity at	Net income
Subsidiary	Total interest	stock	09/30/04	at 09/30/04

Telebahia Celular S.A.	100%	17,997,722	326,480	(30,817)
Telergipe Celular S.A.	100%	1,011,043	48,052	9,091

b)      Components and changes

Changes in investments at September 30, 2004 are as follows:

	Telebahia	Telergipe	Total

Balances at December 31, 2003	353,879	38,961	392,840
Equity in earnings	(30,817)	9,091	(21,726)
Income of equipment received by related parties	3,418	-	3,418
Balances at September 30, 2004	326,480	48,052	374,532

11.    PROPERTY, PLANT AND EQUIPMENT

		Consolidated
	Annual	09/30/04			06/30/04
	depreciation		Accumulated
	rate %	Cost	depreciation	Net	Net

Transmission equipment	14.29	440,858	(320,867)	119,991	118,622
Switching equipment	14.29	138,414	(82,569)	55,845	59,424
Infrastructure	4.00 to 14.29	71,360	(33,217)	38,143	56,233
Land	-	4,576	-	4,576	4,535
Software use rights	20.00	60,719	(38,562)	22,157	29,104
Buildings	4.00	27,491	(5,526)	21,965	21,898
Terminal equipment	66.67	77,225	(61,260)	15,965	11,265
Other assets	10.00 to 20.00	82,749	(48,042)	34,707	16,472
Construction work in progress	-	59,723	-	59,723	33,121
Total		963,115	(590,043)	373,072	350,674

On the nine-month period ended September 30, 2004, the Company capitalized financial charges on assets and construction in progress in the amount of R$991(R$914 at September 30, 2003).

At September 30, 2004, the Company pledged property, plant and equipment assets in the amount of R$11,441 (R$11,167 at June 30, 2004) as follows:

Tax	10,737
Labor	23
Special civil court (consumer)	681
11,441

The amount charged to tax lawsuits refers to ICMS (state VAT) licensing assessment notice and ISS on network use charges (TUM). At September 30, 2004, these lawsuits were reclassified as possible loss based on the opinion of our legal consultants, therefore, the company did not set up reserve for these lawsuits.

12.    TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Suppliers	405	321	83,298	67,881
Interconnection	-	-	1,762	3,849
Amounts to be transferred - SMP (*)	-	-	16,143	16,937
Technical assistance (see Note 27)	-	-	15,988	15,990
Other	5	-	1,428	766
Total	410	321	118,619	105,423

(*) Refers to long-distance services to be passed on to the operators due to the migration to the Personal Mobile Service ("SMP") system.

13.    TAXES PAYABLE

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Value-added tax on sales and services - ICMS	-	-	6,269	5,023
Income and social contribution taxes	-	-	3,567	371
PIS and COFINS	-	17	9,666	7,350
FISTEL	-	-	129	562
FUST and FUNTTEL	-	-	262	252
Other taxes, charges and contributions	178	174	821	507
Total	178	191	20,714	14,065

In January 2000 the subsidiaries filed into court to challenge constitutionality and legality of Law No. 9,718/98 and demanding suspension of the difference payment deriving from adjustment of the PIS and COFINS calculation base. Of the accrued amounts for PIS, R$3,547 at September 30, 2004 (R$3,455 at June 30, 2004) refers to the amount that has not been paid by Telebahia until November 2002. Of the accrual for COFINS, R$2,403 at September 30 and June 30, 2004 has been deposited in escrow by Telergipe until January 2004. As of this date, the subsidiary Telergipe started to pay the amounts that are usually due. The suspension of payment and recording of escrow deposit (see Note 9) are based on preliminary decisions and it will remain until a final court decision is reached.

14.    LOANS AND FINANCING

a)    Composition of debt

				Consolidated
Description	Currency	Rates	Maturity date	09/30/04	06/30/04

Financial institutions:
Citibank - OPIC	US$	3.0% + LIBOR	11/03/04	-	38,844
Sundry - Resolution No. 63	US$	14.35%	From 07/05/04 to 08/30/04	-	15,538
NEC do Brasil S.A.	US$	7.3%	From 11/29/04 to 11/29/05	3,012	3,274
Santander	US$	1.6% p.a. to 4.75% p.a.	From 05/05/05 to 12/20/05	23,032	25,037
Votorantim	US$	4% p.a.	06/24/05	1,951	2,121
Itaú	US$	4.5% p.a.	04/28/05	2,300	-
HSBC	US$	2.7% p.a. to 3.5% p.a.	From 03/18/05 to 09/05/05	30,015	-
Unibanco	US$	2% p.a.	From 08/12/05 to 03/10/06	29,536	-
Banco do Brasil		¥1.5% p.a.	04/08/05	4,738	-
Banco Europeu de Investimento - BEI	US$	1.65% p.a. + LIBOR	From 07/13/08 to 07/31/08	150,019	163,082
Provisioned interest				2,149	1,123
Total				246,752	249,019

Current				74,750	78,090
Long term				172,002	170,929

Loans and financing are destined to the expansion and modernization of the mobile telephone network, financing fixed assets and for working capital.

In September 2004, there was an agreement for closure of anticipated exchange for payment of operations to OPIC due on November 3, 2004. The amount of such anticipation is of R$36,549.

b)   Payment schedule

At September 30, 2004, the long-term portions mature as follows:

Consolidated

2005	7,219
2006	14,764
2007	-
2008	150,019
Total	172,002

c)    Restrictive covenants

The financing obtained at Citibank - OPIC, Banco Europeu de Investimento - BEI and BankBoston contains restrictive covenants whose main restrictions are related to the indebtedness level, EBITDA ("Earnings Before Interest, Taxes, Depreciation and Amortization") and financial expenses, and are being met by the Company.

d)   Guarantees

Banks	Guarantee

Citibank	Political risk with guarantee from Overseas
Private Investment Corporation - OPIC
BankBoston - Resolution No. 63	Aval
NEC do Brasil S.A.	Aval
Banco Europeu de Investimento - BEI
Telebahia Celular S.A.	Commercial risk guaranteed by
Banque Sudameris - Banca
Commerciale Italiana
Telergipe Celular S.A.	Commercial risk guaranteed by
Banque Sudameris - Banca
Commerciale Italiana and aval

e)    Hedges

At September 30, 2004, the subsidiaries had outstanding currency swap contracts in the notional amounts of US$94,029 thousand and ¥182,664 thousand to hedge total liabilities denominated in foreign currency. Until that date, the subsidiaries had recorded an accounting temporary net loss in the amount of R$9,878 (gain of R$2,989, at June 30, 2004), related to its outstanding derivative contracts, represented by balance recorded as assets in the amount of R$10,485 (R$17,179 at June 30, 2004), of which R$10,485 is recorded as noncurrent, and a balance recorded under liabilities in the amount of R$20,363 (R$14,788 at June 30, 2004), of which R$10,129 is recorded as current and R$10,234 as long term. In addition the subsidiaries have hedge contracts for coverage of local interest rates in the amount of R$99,348 and recognized a gain of R$173.

15.    OTHER LIABILITIES

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Prepaid services	-	-	4,024	2,744
Accrual for customer loyalty program (b)	-	-	1,958	2,760
Other liabilities with related parties (a)	-	2,951	1,958	2,326
Other	5	-	339	318
Total	5	2,951	8,279	8,148

Current	5	2,951	7,941	7,838
Long term	-	-	338	310

(a) Refers to the loan with subsidiary Telebahia. This operation incurs financial charges calculated at a rate equivalent to 105% of the daily Interbank Deposit Certificates (CDI), calculated on the period.

(b) The subsidiaries have customer loyalty program whereby the customer makes calls and earns points redeemable for prizes (handsets, for instance). Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when customers redeem points.

16.    RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	Consolidated
	09/30/04	06/30/04

Tax	2,112	2,080
Labor	4,021	2,386
Civil	2,897	2,734
Total	9,030	7,200

Current	2,750	2,794
Long term	6,280	4,406

 Changes in the contingency reserve on the nine-month period ended as of September 30, 2004 are as follows:

Consolidated

Beginning balance	5,921
Reserve set-up, net of reversals	3,109
Total	9,030

16.1. Tax

16.1.1. Probable loss

During the third quarter, no new material tax lawsuit has occurred, for which the likelihood of an adverse outcome would be considered "probable". The changes in reserve for contingencies correspond to the monthly increases in the same cases since the end of the last fiscal year.

16.1.2. Possible loss

During the third quarter no new material tax lawsuit has occurred, for which the likelihood of an adverse outcome would be considered "possible". There have been no material changes in these cases since the end of the last fiscal year.

16.2. Labor and civil

Include several labor and civil claims, for which a reserve has been recognized as shown above, in an amount considered to be sufficient to cover probable losses. There has been an increase in civil and labor lawsuits from previous periods, in the amount of R$2,104.

In the cases in which the chance of loss is classified as possible, but not probable, the amount involved is R$10,629 for civil claims and R$1,454 for labor claims.

17.    SHAREHOLDERS' EQUITY

a)        Capital

Capital is represented by shares without par value, as follows:

Thousands of shares
09/30/04 and 06/30/04

Common shares	167,232,478
Preferred shares	313,436,995
Total	480,669,473

b)       Shares in treasury

The acquisition of these shares refers to the compensation of dissident shareholders in custody of Companhia Brasileira de Liquidação e Custódia - CBLC, merger of Tele Leste Celular Participações S.A. and are represented by 50,903,277 preferred shares and 252,498 common shares. The average cost of acquisition was R$0.00068 per share and minimum and maximum costs at R$1.49 and R$1.60, respectively. The market value of these shares, considering the closing rates at the stock exchange, is of R$0.81 and R$0.69 at June 30, 2004.

c)        Special goodwill reserve

This reserve resulted from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized.

d)       Dividends

Preferred shares do not have voting rights, except in the circumstances foreseen in Chapter 3, Article 7 of the bylaws. Preferred shares are entitled to dividends 10% above those distributed per common share, or minimum noncumulative annual preferred dividends of 6% of capital attributable to those actions, the greater of the two. In the event of payment of minimum annual preferred dividends of 6% of capital related to preferred shares, holders of common shares are entitled to the same amount of dividends per share as those holders of preferred shares, upon a remaining balance.

18.    NET OPERATING REVENUE

	Consolidated
	09/30/04	09/30/03

Monthly subscription charges	29,558	28,841
Use of network	182,846	193,735
Additional call charges	19,947	19,637
Interconnection charges	148,099	134,145
Data revenues	7,090	10,299
Other services	13,309	2,325
Total gross revenue from services	400,849	388,982

Value-added tax on sales and services - ICMS	(65,240)	(65,675)
PIS and COFINS	(14,737)	(14,106)
Service tax - ISS	(208)	(198)
Discounts granted	(10,051)	(8,537)
Operating revenue net of services	310,613	300,466

Sales of handsets and accessories	103,278	63,466

Value-added tax on sales and services - ICMS	(12,313)	(6,868)
PIS and COFINS	(6,574)	(1,318)
Discounts granted	(37,652)	(29,461)
Return of goods sold	(5,761)	(2,440)
Net operating revenues from sales of handsets and accessories	40,978	23,379
Total net operating revenues (services + sales of handsets and accessories)	351,591	323,845

19.    COST OF SERVICES PROVIDED AND GOODS SOLD

	Consolidated
	09/30/04	09/30/03

Personnel	2,983	3,527
Material	100	57
Outside services	11,894	8,205
Connections	14,644	14,341
Rental, insurance and condominium fees	8,964	7,089
Interconnection	12,525	34,915
FISTEL and other taxes	15,316	12,997
Depreciation and amortization	56,215	68,004
Cost of goods sold	82,623	36,687
Other	28	-
Total	205,292	185,822

20.    SELLING EXPENSES

	Consolidated
	09/30/04	09/30/03

Personnel	10,645	10,547
Material	1,989	557
Outside services (*)	58,684	54,441
Rental, insurance and condominium fees	2,020	2,426
Taxes and contributions	390	8
Depreciation and amortization	17,462	32,549
Allowance for doubtful accounts	9,011	9,442
Other	2,726	515
Total	102,927	110,485

(*) Outside services include advertising costs of R$12,361 (R$14,053 at September 30, 2003).

21.    GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Personnel	349	541	10,024	10,273
Material	-	-	370	519
Outside services	1,276	1,658	15,552	11,689
Corporate assessment and consulting	-	-	5,835	3,147
Rental, insurance and condominium fees	-	-	1,331	1,036
Taxes and contributions	73	42	1,191	491
Depreciation and amortization	-	-	9,031	6,822
Other	6	5	164	201
Total	1,704	2,246	43,498	34,178

22.    OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Revenues:
Fines	-	-	1,775	1,631
Recovered expenses	-	-	395	510
Reversal of reserves	-	-	44	-
Shared infrastructure	-	-	-	1,072
Other	-	-	2,731	806
Total revenues	-	-	4,945	4,019

Expenses:
Reserve for contingencies	-	-	(3,153)	(2,255)
FUST	-	-	(1,611)	(1,508)
FUNTTEL	-	-	(805)	(755)
ICMS on other expenses	-	-	(611)	(2,278)
Other	(1)	(1)	(1,216)	(670)
Total expenses	(1)	(1)	(7,396)	(7,466)

Total	(1)	(1)	(2,421)	(3,447)

23.    FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Income:
Income from financial transactions	836	1,432	4,142	11,542
Monetary/Exchange variations in assets	834	1,250	25,663	66,937
PIS and COFINS on financial transactions	(114)	(125)	(2,084)	(3,993)
Total	1,556	2,557	27,721	74,486

Expenses:
Expenses from financial transactions	(460)	(13)	(11,242)	(15,910)
Monetary/Exchange variations	-	-	(18,854)	-
Derivative operations, net	-	-	(12,162)	(84,261)
Total	(460)	(13)	(42,258)	(100,171)
Financial (expenses) income	1,096	2,544	(14,537)	(25,685)

24.    INCOME AND SOCIAL CONTRIBUTION

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis. Deferred taxes are provided on temporary differences as shown in Note 7. Income and social contribution taxes charged to income consist of the following:

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Income tax	-	(68)	(2,620)	(68)
Social contribution	-	(40)	(949)	(40)
Deferred income tax	-	-	(872)	376
Deferred social contribution	-	19	(314)	288
Total	-	(108)	(4,755)	556

A reconciliation of the taxes on income reported and the amounts calculated is as follows:

	Company		Consolidated
	09/30/04	09/30/03	09/30/04	09/30/03

Loss before taxes	(18,917)	(35,987)	(17,580)	(36,651)
Tax revenue at the combined statutory rate	6,432	12,236	5,977	12,461

Permanent additions:
Non-deductible expenses	(26)	-	(2,393)	(436)
Equity in earnings	(9,316)	(12,336)	-	-
Other additions	-	(17)	-	(124)

Permanent exclusions:
Equity in earnings	3,091	-	-	-
Other exclusions	-	18	-	-

Other:
Income and social contribution taxes on unrecognized tax losses	(176)	-	(6,050)	(11,009)
Income and social contribution taxes on unrecognized temporary differences	(5)	-	(2,306)	-
Income tax additional difference	-	-	18	-
Tax incentives	-	(9)	1	-
Other	-	-	(2)	(336)
Tax expense	-	(108)	(4,755)	556

25.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)        Risk considerations

Telebahia and Telergipe provide mobile telephone services in the states of Bahia and Sergipe, in accordance with the terms of concessions granted by the Federal Government. Both operators are engaged in the purchase and sale of handsets through their own sales networks, thus fostering their essential activities.

The major risk credit to which Telebahia and Telergipe are exposed includes the following:

•        Credit risk: arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

•        Interest rate risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (primarily LIBOR and CDI).

•        Currency risk: related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Telebahia and Telergipe have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services. Tele Leste holds 77.59% of customer bases in the prepaid mode services that require preloading thus not representing a credit risk.

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer's balance sheet, and making inquiries of credit protection agencies' databases. In addition, an automatic control has been implemented in the sales module for releasing products, which is integrated with the distribution module ERP system for consistent transactions.

The Company is also subject to credit risk from financial transactions and amount receivable from swap operations. The Company diversifies such exposure at among prime financial institutions.

Interest rate risk

The Company is exposed to interest rate risk, especially associated with the cost of CDI rates, due to its exchange rate derivative transactions. At September 30, 2004, these operations amounted to R$280,798 (R$254,452 at June 30, 2004).

The Company entered into swap operations to convert the floating interest risk related to CDI into fixed interest rates in the total notional amount of R$91 million.

The Company invests such excess (financial investments) in the amount of R$20,025 (R$14,237 at June 30, 2004), in short-term instruments, based on the CDI variation, thus reducing risk. The amounts of these instruments are near market value, since they are redeemable in short term.

At September 30, 2004, the Company entered into hedge operations in the amount of R$99,348 (R$95,656 at June 30, 2004). In these operations assets are composed of interest associated to CDI and liabilities to preestablished interest.

Foreign currency-denominated loans are also exposed to interest rate risk associated with foreign loans. As of September 30, 2004, these operations amounted to R$150,019 (R$201,926 at June 30, 2004).

Currency risk

Telebahia and Telergipe utilize derivative instruments to protect against the currency risk on foreign currency-denominated loans. Such instruments usually include swap.

The Company's net exposure to currency risk as of September 30, 2004 is shown in the table below:

	In thousands
	US$	¥

Loans and financing	(84,658)	(182,664)
Other liabilities in foreign currency	(4,836)	-
Hedge instruments	94,029	182,664
Net exposure	4,535	-

During 2004, the Company and its subsidiaries contracted derivative instruments to hedge other foreign-currency commitments against exchange variations.

b)       Derivate instruments

Telebahia and Telergipe record derivative gains and losses as a component of financial expenses.

Book and market values of loans and financing and derivative instruments are estimated as follows:

			Unrealized
	Book	Market	gains
	value	value	(losses)

Other liabilities	13,824	13,824	-
Loans and financing	246,752	280,713	(33,961)
Derivate instruments	9,705	7,410	2,295
Total	270,281	301,947	(31,666)

c)       Market value of financial instruments

The market value of loans and financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate information.

Estimated market values of the Company's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value.

26.    POST-RETIREMENT BENEFIT PLANS

Subsidiaries, together with other companies from the former Telebrás System, and their successors sponsor private pension plans and health care plan for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)           PBS A - is a multiemployer defined benefit plan provided to retired participants, which were in such position on January 31, 2000.

b)          PBS Tele Sudeste Celular - defined benefits plan covering approximately 1% of Company employees.

c)           PAMA - multiemployer health care plan provided to retired employees and their dependents, at shared costs.

Contributions to the PBS - Tele Leste Celular plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 11.23% of the payroll for employees covered by the plan, of which 9.73% is allocated to fund the PBS - Tele Leste Celular plan and 1.5% for the PAMA plan. For the nine-month period ended September 30, 2004 contributions amounted to R$597 (R$275 at September 30, 2003).

d)          Visão Celular Benefit Plan - defined contribution individual plan - Visão Celular Benefit Plan, instituted by SISTEL in August 2000. The Company's contributions to the Visão Celular Plan are equivalent to those of participants, varying from 0% to 7% of the contribution salary, according to the percentage selected by the participant. On the nine-month period ended September 30, 2004, subsidiaries recorded contributions to the Visão Celular Benefit Plan in the amount of R$597 (R$392 at September 30, 2003).

In September 2004, the Company and its subsidiaries proportionally recognized the estimated actuarial cost for 2004, charging R$69, regarding these costs to other operating expenses account.

27.    CORPORATE RESTRUCTURING

On November 29, 2004 the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to subsidiaries.

The accounting records maintained for corporate and tax purposes of the Companies include specific accounts related to merged goodwill and the related reserve, and the respective amortization, reversal and tax credit, whose balances at September 30 and June 30, 2004 were as follows:

	Balances
	on date of	Spin-off		Consolidated
	merger	Telebahia	Telergipe	09/30/04	06/30/04

Balance sheet:
Goodwill - merged	376,316	(355,879)	(14,285)	195,574	203,617
Merged reserve	(251,972)	238,282	9,571	(132,682)	(137,990)
Balance	124,344	(117,597)	(4,714)	62,892	65,627

				09/30/04	09/30/03

Statement of income:
Goodwill amortization				24,127	24,127
Reversal of reserve				(15,924)	(15,924)
Tax credit				(8,203)	(8,203)
Effect				-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. For a better presentation of the financial position of the Companies in the financial statements, the net amount R$62,892 at September 30, 2004 (R$65,627 at June 30, 2004), which, in essence, represents the tax credit from the partial spin-off, was classified in the balance sheet as deferred taxes (see Note 7).

28.    TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)         Use of network and long-distance (roaming) cellular communication - these transactions involve companies owned by the same group: Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A. and Norte Brasil Telecom S.A. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL.

b)        Technical assistance - subsidiary technical assistance payables due to Telefónica Móviles S.A. and Telefónica International for telecommunication services, calculated on net services revenues restated based on currency fluctuations.

c)         Corporate costs apportionment - with operators of the same group transferred to the companies at the cost effectively incurred in these services.

d)        Call center services - provided by Atento Brasil S.A. to users of subsidiary telecommunication services, contracted for a period of 12 months, renewable for the same period.

e)         Systems maintenance - maintenance of the profitability and cost control system by Telefónica Móbile Solution do Brasil, contracted for a period of 12 months, renewable for the same period.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Company		Consolidated
	09/30/04	06/30/04	09/30/04	06/30/04

Assets:
Accounts receivable for services	-	-	7,428	3,473
Other assets	37	98	1,075	1,474

Liabilities:
Suppliers and accounts payable	-	-	23,183	23,691
Other liabilities	3,164	2,951	1,958	2,326

	09/30/04	09/30/03	09/30/04	09/30/03
Statement of operations:
Revenue from telecommunication services	-	-	34,083	24,944
Cost of services provided	-	-	(49)	(2,088)
Selling expenses	-	-	(13,869)	(,572)
General and administrative expenses	(210)	(25)	(4,437)	(3,645)

29.    INSURANCE

The Company monitors the risks inherent in its activities. Accordingly, as of September 30, 2004 the Company had insurance to cover operating risks, civil liability, health, etc. Company's management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Type	Insured amounts

Operating risks	R$857,580
General civil liability	R$5,822
Automobile (corporate fleet)	Fipe chart and R$200 for DC/DM
Automobile (operating fleet)	R$200 for DC/DM

30.    AMERICAN DEPOSITARY RECEIPTS (ADRs) PROGRAM

On November 16, 1998, the Company began trading ADRs on the New York Stock Exchange - NYSE, with the following characteristics:

•      Type of shares: preferred.

•      Each ADR represents 50,000 preferred shares.

•      Shares are traded as ADRs, under the code "TBE", on the NYSE.

•      Foreign depositary bank: The Bank of New York.

•      Custodian bank in Brazil: Banco Itaú S.A.

31.    RECONCILIATION BETWEEN COMPANY LOSS AND CONSOLIDATED

The reconciliation between Company loss and consolidated is as follows:

	Consolidated
	09/30/04	09/30/03

Company loss	(18,917)	(36,095)
Equipment donations in subsidiaries	(3,418)	-
Consolidated loss	(22,335)	(36,095)

32.    SUBSEQUENT EVENTS

On October 8, 2004 the Company concluded the Voluntary Public Share Offer (OPA) for acquisition of the common and preferred shares of Brasilcel N.V. (bidder). The amounts of preferred shares offered at the OPA exceeded the maximum amount to be purchased by Brasilcel N.V. (163,723,247,000 common shares and 92,499,407,000 preferred shares). Considering this fact, each shareholder participating in the OPA held 0.3403 common shares and 0.4250 preferred shares, per share offered in light of the apportionment issued by the Company and purchased by Brasilcel N.V. Following the OPA, Brasilcel N.V. and its directly and indirectly related parties held a total of 68.65% common shares and 40.94% preferred shares of Tele Leste, representing 50.58% interest share in the Company's total capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.